EXHIBIT 99

RISK FACTORS

     An investment in Possis Medical, Inc.'s common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus, before buying any shares. You also should be aware that this filing contains forward-looking statements that are not related to historical results. These forward-looking statements, such as statements concerning our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following risk factors.

We have a history of operating losses and a lack of profitable operations.

     We incurred losses for fiscal years 1999, 2000 and 2001. As of July 31, 2001, we had accumulated a deficit of $64.0 million. We incurred an operating loss of $12.5 million for the year ended July 31, 1999, an operating loss of $11.2 million for the year ended July 31, 2000, and an operating loss of $3.8 million for the year ended July 31, 2001.

     We became profitable on a quarterly basis in the third quarter of fiscal 2001. To maintain profitability, we must continue to achieve significant sales in the United States. We must convince health care professionals, third-party payors and the general public of the medical and economic benefits of the AngioJet(R) Rheolytic(TM) Thrombectomy System. We cannot assure you that we will succeed in marketing this product and continue to achieve significant sales. Even if we accomplish this goal, we cannot assure you that we will operate profitably on a consistent basis.

There has been limited regulatory approval for our products, and our products are subject to extensive governmental regulation.

     Our products and manufacturing activities are subject to extensive and rigorous federal and state regulation in the United States and various regulatory requirements in other countries, including Japan. Current United States Food and Drug Administration (FDA) enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Therefore, even if our products receive regulatory approval, regulators may significantly limit the uses for which our products may be marketed. In addition, the process of obtaining and maintaining required regulatory approvals can be lengthy and expensive, and the outcome of the process can be uncertain. Moreover, regulatory approvals may be withdrawn if we fail to comply with regulatory standards or if unforeseen problems arise following the initial marketing of a product.

     Additionally, we are required to adhere to Quality System Regulations relating to product design, development, manufacturing, servicing, testing and documentation. Failure to comply with applicable Quality System Regulations or other regulatory requirements may result in fines, delays or suspensions of approvals, injunctions against further distribution of our products, seizures or recalls of products, operating restrictions, criminal prosecutions or other sanctions, in addition to adverse publicity. The adoption of new regulations or changes in existing regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals and could adversely affect the marketing of our existing products. We cannot assure you that we will be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in our receipt of or failure to receive regulatory approvals, the loss of previously received approvals or our failure to comply with regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

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Clinical and marketing acceptance of our products is uncertain.

     Because our products are relatively new to the market, they are still unfamiliar to many members of the medical community. The AngioJet System has only recently begun to be used for the removal of vascular, cardiovascular and intercranial blood clots. Market acceptance of our AngioJet products will depend largely on our ability to demonstrate to the medical community in general, and to interventionalists in particular, the efficacy, relative safety and cost-effectiveness of treating cardiovascular disease using our products, as well as on our ability to train physicians to perform necessary procedures using our products. We cannot assure you that our products will provide benefits considered adequate by providers of cardiovascular and vascular treatments, or that enough providers will use our products to ensure their commercial success. Moreover, even if our products become generally accepted by the medical community, physicians trained to use our products may not use them or may recommend a competitor's products. We cannot assure you that physicians will determine that our AngioJet products are appropriate courses of treatment for their patients or acceptable alternatives to other therapies. Even if they are accepted by the medical community, our ability to successfully market our products before they receive FDA approval may be limited by FDA regulations, guidelines or policies. Lack of clinical and market acceptance and significant restrictions on our marketing program would have a material adverse effect on our business, financial condition and results of operations.

We depend on our AngioJet products.

     We have focused our resources on the continued development and refinement of our AngioJet System. If we fail to obtain necessary regulatory approvals, or the medical community rejects the use of the AngioJet System for multiple purposes, our business, financial condition and results of operations would be materially and adversely affected.

The industry in which we compete is characterized by rapid technological change and intense competition.

     The medical products market is characterized by rapidly evolving technology and intense competition. Our future success depends on our ability to keep pace with advancing technology and competitive innovations. Potential competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products, some of which may accomplish desired therapeutic effects through entirely different methods than the products we are developing.

     We believe our AngioJet System will face intense competition from a variety of treatments for the removal of blood clots, including clot-dissolving (thrombolytic) drug therapies, surgical intervention, balloon embolectomy, mechanical and laser thrombectomy devices, ultrasound ablators, and other thrombectomy devices based on waterjet systems that are currently being developed by other companies.

     Many of the companies developing competing devices have substantially greater capital and substantially greater resources for and experience in research and development, regulatory matters, manufacturing and marketing than we have. These companies will be serious competitors for us and may succeed in developing products that are more effective and/or less costly than the AngioJet System. Furthermore, these companies may be more successful than we are in manufacturing and marketing their products. Our competitors or others may develop technologies, products or procedures that are more effective than any we are developing or that may render our technology and products obsolete or noncompetitive. The advent of new devices, procedures or new pharmaceutical agents could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations.

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Our success will depend on our ability to maintain patents and other proprietary rights.

     Our success depends and will continue to depend in part on our ability to maintain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We attempt to protect our technology by filing patent applications for technology that we consider important to the development of our business, among other measures described below. We currently hold ten United States patents relating to the AngioJet System, and we have thirteen United States and numerous foreign patent applications pending relating to the AngioJet System. Claims relating to medical technology patents involve complex legal and factual questions. Therefore, their outcomes are highly uncertain. We cannot assure you that our pending applications will result in patents being issued to us or that either our new patents or our existing patents will give us a competitive advantage. Moreover, our competitors may design around any patents issued to us, third parties may receive patent protection on their own waterjet devices, and others may hold or receive patents containing claims that may cover products developed by us.

     We require all our employees to execute non-disclosure agreements when they join Possis Medical. These agreements generally provide that all confidential information developed or made known to the employee by us during the course of his or her employment with Possis Medical must be kept confidential and not disclosed to third parties. We cannot assure you, however, that these non-disclosure agreements and other safeguards will protect our proprietary information and know-how, or that they will provide us adequate remedies in the event of unauthorized use or disclosure of confidential information. We also cannot assure you that others will be unable to develop such information independently.

     We also rely on unpatented proprietary technology and trade secrets that we seek to protect in part through confidentiality agreements with employees and other parties. We cannot assure you that the employees and other parties will comply with these agreements, that we will have adequate remedies for any breach or that we can meaningfully protect our rights to unpatented proprietary technology in any other way. We also cannot assure you that others will be unable independently to develop or otherwise acquire substantially equivalent proprietary technology and trade secrets, or that they will keep the technology secret. The disclosure of this type of information could have a material adverse effect on our business, financial condition and results of operations.

     The medical device industry has seen much litigation with respect to patent and other intellectual property rights. Litigation may be necessary for us to enforce our patents, to protect our trade secrets and know-how, to defend against claimed infringement of others' rights or to determine the ownership, scope or validity of the proprietary rights of Possis Medical and others. However, litigation also could be extremely costly to us and could divert our resources and efforts away from our products and day-to-day business matters. If the litigation had an adverse outcome, it could subject us to substantial liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing, selling or using our products. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

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Acceptance of our products and our profits may be limited by inadequate third-party reimbursements.

     Health care providers (such as hospitals and physicians) that purchase medical devices like the AngioJet System for the treatment of patients generally rely on third-party payors like Medicare, Medicaid and private insurance plans to reimburse all or part of the costs associated with the health care services they provide. In certain foreign markets, the pricing of and profits generated by health care products are subject to government control. In some states, Medicare and Medicaid payors reimburse hospitals for inpatient medical procedures at a pre-determined rate based on diagnosis-related groups. If these rates do not include, and third-party payors do not otherwise provide, adequate reimbursement to health care providers for the cost of our products, our products will not gain wide market acceptance and our financial results will suffer.

     The Health Care Financing Administration (HCFA) is the federal agency responsible for administering the Medicare system. HCFA has prohibited Medicare from paying for certain revolutionary (new) procedures that are still under investigation or that are not deemed safe and effective for the condition being treated. Therefore, even if a device has FDA approval, Medicare payors may deny reimbursement if they conclude that the device is experimental or that it will not improve the condition being treated.

     The market for our products also could be adversely affected by future legislation to reform the nation's health care system or by changes in industry practices regarding reimbursement. We cannot assure you that the reimbursement rates of third-party payors will allow us to price our products at levels sufficient to realize an appropriate return on our investment in product development.

We depend on key personnel.

     We depend greatly on a limited number of key management and technical personnel. Moreover, because of the highly technical nature of our business, our ability to continue our technological developments and to market our products - and thereby develop a competitive edge in the marketplace - depends in large part on our ability to attract and retain qualified technical and key management personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain the individuals we need. The loss of key personnel, or our inability to hire or retain qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to product liability claims, for which insurance coverage may be insufficient.

     The manufacture and sale of our products may subject us to product liability claims. The United States Supreme Court has held that, despite a company's compliance with FDA regulations, it may not be shielded from common-law negligent-design claims or manufacturing and labeling claims based on state laws. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. We cannot assure you that the coverage limits of our product liability insurance policies will be adequate if a product liability claim is brought against us. A successful claim or series of claims against us that exceeds our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, whether or not successful, product liability litigation would likely divert the attention of our key personnel and could adversely affect our reputation and the marketability of our technology and products. Consequently, any product liability litigation could have a material adverse effect on our business, financial condition and results of operations.

It is uncertain whether we will be able to obtain funding sufficient to meet our future capital needs.

     We anticipate that cash on hand, the interest expected to be earned on such cash and expected revenues will be sufficient to finance our operations for at least the next twelve to eighteen months. However, we cannot assure you that additional capital will not be needed sooner. Depending on the level of product sales we may need to raise additional funds in the future. We cannot assure you that additional capital will be available to us or that it will be available on satisfactory terms. Raising additional capital through equity financing may dilute the equity interests of the shareholders of the company, and debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could have a material adverse effect on our business, financial condition and results of operations.

The securities market is volatile, and our common stock price may fluctuate widely.

     The market price of our stock has in the past been subject to significant fluctuations. Moreover, the markets for equity securities in general, and for those of smaller medical device manufacturers in particular, have been volatile in the past, and the price of our common stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results, news and product announcements, trading volume, general market trends and other factors. We cannot assure you that our common stock will trade in the future at market prices in excess of its current market price.

We have in place certain protections against takeover attempts.

     Of the 100 million shares of capital stock authorized by our amended and restated articles of incorporation, 79 million shares are undesignated. Our board of directors may issue the undesignated shares on terms and with the rights, preferences and designations determined by the board without shareholder action. In addition, we have adopted a shareholder rights plan that provides for the exercise of preferred share purchase rights when a person becomes the beneficial owner of 15% or more of our outstanding common stock (subject to certain exceptions). We also are subject to provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in specified types of acquisitions and that restrict specified types of business combinations. The existence or issuance of "blank check" stock, the existence of our shareholder rights plan and the effect of anti-takeover provisions under Minnesota law, individually or in the aggregate, may discourage potential takeover attempts and delay, defer or prevent a change in control. They also may make the removal of management more difficult, which could deprive our shareholders of opportunities to sell their shares at prices higher than prevailing market prices.

We depend on single-source suppliers.

     We depend on single-source suppliers for some of the raw materials used in the manufacture of our products. If we cannot obtain key raw materials from our suppliers, we cannot assure you that the materials will be available from other suppliers, that other suppliers will agree to supply the materials to us, or that our use of the other suppliers would be approved by the FDA. Although we believe our supply of raw materials currently is adequate for the needs of our business, we cannot assure you that new sources of supply will be available when needed. Any interruption in our supply of raw materials could have a material adverse effect on our ability to manufacture our products until a new source of supply is located and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

We have not paid dividends on our stock.

     We have never paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and do not anticipate paying cash dividends in the near future.

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